Filed pursuant to Rule 424(b)(3)
Registration No. 333-130928
PROSPECTUS
ZIX CORPORATION
1,340,000 SHARES
COMMON STOCK
     This prospectus relates to shares of our common stock that may be sold by the selling shareholders named in this prospectus. The selling shareholders acquired the common stock from another shareholder of the Company pursuant to transactions exempt from the registration requirements of the Securities Act of 1933, as amended.
     The common stock being registered is being offered for the account of the selling shareholders. We will not receive any proceeds from the sale of the shares of common stock offered under this prospectus.
     The shares may be offered in transactions on The Nasdaq Stock Market, in negotiated transactions or through a combination of methods of distribution, at prices relating to the prevailing market prices, at negotiated prices or at fixed prices that may be changed. Please see below under the heading “Plan of Distribution.”
     Our common stock is quoted on The Nasdaq National Market under the symbol “ZIXI.” On January 6, 2006, the last sale price of our common stock, as reported on The Nasdaq National Market, was $2.09 per share.
     This investment involves a high degree of risk. You should purchase shares only if you can afford a loss of all or a portion of your investment. Please see “Risk Factors” below beginning on page 2.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is January 17, 2006.

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. Neither Zix Corporation nor any of its representatives has authorized anyone to provide prospective investors with any information or to represent anything not contained in or incorporated by reference in this prospectus. Furthermore, no dealer, salesperson or other person is authorized to give any information or to represent anything not contained in or incorporated by reference in this prospectus. This prospectus is an offer to sell only the shares offered by this prospectus, but only under the circumstances and in jurisdictions where it is lawful to do so. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the Securities and Exchange Commission incorporated by reference in this prospectus.

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PROSPECTUS SUMMARY
     Since January 1999, we have been developing and marketing products and services that bring privacy, security and convenience to Internet users: specifically, e-messaging and e-prescribing solutions and services. We provide easy-to-use-and-deploy e-communications services that protect, manage and deliver sensitive information to enterprises and consumers in healthcare, finance, insurance and government. Our eSecure services enable policy-driven email encryption, content filtering and send-to-anyone capability while our eHealth services improve patient care, reduce costs and improve efficiency through an e-prescribing and e-lab solutions.
     This prospectus relates to an aggregate of up to 1,340,000 shares of common stock, $0.01 par value, purchased by the individuals listed under “Selling Shareholders” below (or their respective transferees or assignees) from another of the Company’s shareholders, Amulet Limited (“Amulet”), in transactions exempt from the registration requirements of the Securities Act of 1933. In connection with such transactions, Amulet assigned to the selling shareholders its right to require the Company to register the shares of common stock sold in the transactions with the Securities and Exchange Commission (the “SEC”). Amulet acquired the shares in a partial redemption of its Convertible Notes due 2005-2008 originally acquired from the Company on November 1, 2004 in a private placement. For more information on the Convertible Notes, see our Registration Statement on Form S-3 (No. 333-124318) filed on July 12, 2005.
     As of December 31, 2005, there were approximately 49.6 million shares of our common stock issued and outstanding.
     The selling shareholders may sell any or all of the shares, subject to federal and state securities laws, but are under no obligation do so. The price at which the selling shareholders may sell the shares of our common stock will be determined by the prevailing market for the shares or in negotiated transactions. See “Selling Shareholders” below.
     Zix was incorporated in Texas in 1988. Our executive offices are located at 2711 North Haskell Avenue, Suite 2200, LB 36, Dallas, Texas 75204-2960, and our telephone number is (214) 370-2000. Our Web site address is www.zixcorp.com. Information contained on our Web site is not a part of this prospectus. In this prospectus, “we,” “us,” “ZixCorp,” “our” and “Zix” refer to Zix Corporation and its subsidiaries unless the context otherwise requires.

RISK FACTORS
     Before investing in our common stock offered by this prospectus, you should carefully consider the following risks and uncertainties, in addition to the other information contained or incorporated by reference in this prospectus. Also, you should be aware that the risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of those risks or uncertainties or any of the risks and uncertainties described below actually occur, our business, financial condition, prospects or results of operations could be materially and adversely affected. In that case, the trading price of the common stock offered in this prospectus could decline, and you may lose all or part of your investment.
We continue to use significant amounts of cash for our business operations and for repaying our debt which could result in us having insufficient cash to fund our operations under our current business plan.
     Our businesses operate in emerging markets and developing these businesses is costly and the market is highly competitive. Emerging-market businesses involve risks and uncertainties, and there are no assurances that we will be successful in our efforts.
     Our current liquidity and capital resources remain limited. There can be no assurance that our liquidity or capital resource position would allow us to continue to pursue our current business model after the proceeds from the issuance of the private placement are expended. As a result, we could be forced to further augment our cash position through additional cost reduction measures, sales of assets, additional financings or a combination of these actions. There is no assurance that we will be able to raise additional capital if and when needed or on favorable terms. In such case, we might have to alter our business model. Any of these adverse events could substantially diminish the value of our common stock.
The market may not broadly accept our secure e-messaging and e-prescribing solutions and services, which would prevent us from operating profitably.
     We must be able to achieve broad market acceptance for our secure e-messaging and e-prescribing solutions and services, at a price that provides an acceptable rate of return relative to our costs in order to operate profitably. We have not yet been able to do this. Furthermore, PocketScriptR, our e-prescribing service, operates in an emerging market. There is no assurance that any of our services will become generally accepted or that they will be compatible with any standards that become generally accepted, nor is there any assurance that enough paying users will ultimately be obtained to enable us to operate these businesses profitably.
Failure to enter into additional sponsorship agreements for our PocketScript e-prescribing service or maintain existing and generate other revenue opportunities from PocketScript could harm our business.
     Our PocketScript business has incurred significant operating losses. Through December 31, 2005, significant orders for our PocketScript e-prescribing service came exclusively from sponsorship agreements with healthcare payors, such as health insurance companies, pharmacy benefit managers, or self-insured companies. Under our payor-sponsorship business model, we deploy PocketScript to the end-user physician and provide the end-user physician a subscription to use the service in return for payments from the healthcare payor. These payments are in the form of guaranteed payments from the healthcare payor or contingent payments that are based on contractually specified performance metrics. In some cases, these contingent payments could represent a substantial portion of the revenue opportunity under the contract. Substantially all of the end-user physicians who are using the PocketScript service and for whom we are currently recognizing revenue are doing so under a subscription arrangement that has been paid for by a healthcare payor. Although we believe that physicians will pay to use the PocketScript service following the one year of service paid for by the healthcare payors or that healthcare payors will extend their sponsorship, there is no assurance that they will do so.

     Failure to sign follow-on orders with additional healthcare payors from whom a significant portion of our revenues are received or sign new sponsorship agreements with other payors in the coming months, or generate significant revenue from contingent payments, or maintain and identify other revenue opportunities for our e-prescribing services, such as add-on applications, prescription transaction fees, and/or new uses for the transaction data itself, will prevent us from achieving significant revenues from our e-prescribing services.
If healthcare providers fail to adopt our PocketScript service, we will fail to achieve the critical mass of physicians to build a successful business.
     Our PocketScript e-prescribing service is targeted to the emerging market for providing secure communications among healthcare providers to deliver information in an efficient, economical manner. This is an emerging market, and the success of PocketScript is dependent, in large measure, on physicians changing the manner in which they write prescriptions. Our challenge is to make this new business profitable. To do so will require us to invest significant resources, including significant amounts of cash. There is no assurance that enough paying users will ultimately be obtained to enable us to operate the PocketScript business profitably.
Competition in our businesses is expected to increase, which could cause our business to fail.
     Our Zix-branded solutions and services are targeted to the secure e-messaging protection services market. Our PocketScript business is targeted to the emerging market for electronic prescriptions. As the public’s and governmental authorities’ awareness about the need for privacy and security of electronic communications has increased over the past few years, an increasing number of competitors have entered the market.
     There are many large, well-funded participants in the information technology security industry; however, few currently participate in the secure e-messaging protection services market in which our Zix-branded solutions and services compete. Most other product-only solutions in this market require extensive increases in overhead to implement and deploy them. Our Zix-branded solutions and services can be made operational in a very short period of time compared to the longer procurement and deployment cycles common with the solutions of many of our competitors. Our service offerings are focused on the secure communications market, including e-messaging protection management. Companies that compete with our Zix-branded secure e-messaging business include content management and secure delivery companies, such as Tumbleweed Communications Corp. and other secure delivery participants such as Voltage Security, Postx, PGP Corporation, Certified Mail, Authentica, and Sigaba Corporation.
     In addition, we face competition from vendors of Internet server appliances, operating systems, networking hardware, network management solutions and security software, many of which now, or may in the future, develop or bundle secure e-messaging into their products.
     Our PocketScript e-prescribing service applies the benefits of e-messaging to the medical prescription process by enabling providers to write and transmit prescriptions electronically from anywhere directly to the pharmacy. Our PocketScript business is expected to grow as more physicians leverage technology in delivering healthcare services, coupled with the fact that the number of prescriptions written annually in the United States continues to increase. Participants in the e-prescribing space include AllScripts Healthcare Solutions, MedPlus, Dr. First, Inc., InstantDX LLC, and iScribe. Competition from these companies and from vendors in related areas, such as electronic medical records vendors — who are expected to include e-prescribing services as an element of their service offering — is expected to increase.
     We may face increased competition as these competitors partner with others or develop new solution and service offerings to expand the functionality that they can offer to their customers. We believe that the secure e-messaging and e-prescribing services markets are growing, unlike many segments of the information technology security industry. Our competitors may, over time, develop new technologies that are perceived as being more secure, effective, or cost efficient than our own. These competitors could successfully garner a significant share of the market, to the exclusion of our company. Furthermore, increased competition could result in pricing pressures, reduced margins, or the failure of our business to achieve or maintain market acceptance, any one of which could harm our business.

Our inability to successfully and timely develop and introduce new e-messaging and e-prescribing services and related services and to implement technological changes could harm our business.
     The emerging nature of the secure e-messaging and e-prescribing businesses and their rapid evolution require us to continually develop and introduce new and related solutions and services and to improve the performance, features, and reliability of our existing solutions and services, particularly in response to competitive offerings.
     We also have under development new feature sets for our current Zix-branded service offerings and are considering new services. The success of new or enhanced services depends on several factors — primarily market acceptance. We may not succeed in developing and marketing new or enhanced services that respond to competitive and technological developments and changing customer needs. This could harm our business.
If the market for secure e-messaging and e-prescribing services and related services does not continue to grow, demand for our solutions and services will be adversely affected.
     The market for secure electronic communications is a developing market. Continued growth of the secure e-messaging and e-prescribing services and related services market will depend, to a large extent, on the market recognizing the need for secure electronic communications, such as email encryption and e-prescribing. Failure of this market to grow would harm our business.
     If critical services and products that we source from third parties were to no longer be made available to us or at a considerably higher price than we currently pay for them, and suitable alternatives could not be found, our business could be harmed.
     For certain elements of our service offerings, we sometimes rely on the products and services of third parties under contracts. Those third parties are not under our control beyond the terms of their agreements and, therefore, should they elect to withhold their products or services or significantly raise their prices, we could be damaged financially in lower returns on sales and a lessening of competitive advantages if suitable alternatives could not be found in a reasonable period of time.
Future asset impairments could affect our financial results.
     On September 30, 2005, we sold our other MyDocOnline service, Dr. Chart, a Web-based communication tool that connects healthcare providers and laboratories by allowing doctors to initiate lab orders, check medical necessity compliance, and view results rapidly and accurately using a secure Internet connection. The sale of the Dr. Chart service resulted in ZixCorp recognizing a one-time, non-cash loss from the sale in the third quarter of 2005 totaling $4.7 million. The primary factor in determining the amount of the loss is the inclusion of the full amount of goodwill associated with the purchase of MyDocOnline, totaling $4.8 million.
     We continue to have $2.2 million of goodwill on our balance sheet relating to the eSecure product line. Goodwill is evaluated at least on an annual basis or whenever there is a reason to question if the goodwill value is impaired. Future events could impact the valuation of the remaining goodwill valuation. It is possible that we may incur further charges for other asset impairments in the future as we evaluate the prospects of our various lines of business and the use of technologies acquired by us from third parties via asset acquisitions in 2003 and 2004.
Capacity limits on our technology and network hardware and software may be difficult to project, and we may not be able to expand and/or upgrade our systems to meet increased use, which would result in reduced revenues.
     While we have ample through-put capacity to handle our customers’ requirements for the medium term, at some point we may be required to materially expand and/or upgrade our technology and network hardware and software. We may not be able to accurately project the rate of increase in usage on our network, particularly since we have significantly expanded our potential customer base by the growing acceptance of our PocketScript service, which is supported by our ZixData CenterTM. In addition, we may not be able to expand and/or upgrade our systems and network hardware and software capabilities in a timely manner to accommodate increased traffic on our network. If we do not timely and appropriately expand and/or upgrade our systems and network hardware and software, we may lose customers and revenues.
Security interruptions to our data centers could disrupt our business, and any security breaches could expose us to liability and negatively impact customer demand for our solutions and services.
     Our business depends on the uninterrupted operation of our data centers — currently, our ZixData Center located in Dallas, Texas; the Austin, Texas data center used for fail-over and business continuity services; and the Mason, Ohio data center used for quality assurance and staging of new customers of our PocketScript e-prescribing service. We must protect these centers from loss, damage, or interruption caused by fire, power loss, telecommunications failure, or other events beyond our control. Any damage or failure that causes interruptions in our data centers’ operations could materially harm our business, financial condition, and results of operations.
     In addition, our ability to issue digitally-signed certified time-stamps and public encryption codes in connection with our Zix-branded solutions and services and to support the PocketScript e-prescribing service depends on the efficient operation of the Internet connections between customers and our data centers. We depend on Internet service providers efficiently operating these connections. These providers have experienced periodic operational problems or outages in the past. Any of these problems or outages could adversely affect customer satisfaction.
     Furthermore, it is critical that our facilities and infrastructure remain secure and the market perceives them to be secure. Despite our implementation of network security measures, our infrastructure may be vulnerable to physical break-ins, computer viruses, attacks by hackers, and similar disruptions from unauthorized tampering with our computer systems. In addition, we are vulnerable to coordinated attempts to overload our systems with data, resulting in denial or reduction of service to some or all of our users for a period of time. We do not carry insurance to compensate us for losses that may occur as a result of any of these events; therefore, it is possible that we may have to use additional resources to address these problems.
     Secure messages sent through our ZixPortR and ZixMessage CenterTM messaging portals, in connection with the operation of our secure e-messaging protection services, include personal healthcare information as well as personal financial information. This information will reside, for a user-specified period of time, in our secure data center network; and individual prescription histories transmitted through our PocketScript system will reside in our secure data center network. Federal and state laws impose significant financial penalties for unauthorized disclosure of personal healthcare information and personal financial information. Exposure of this information, resulting from any physical or electronic break-ins or other security breaches or compromises of this information, could expose us to significant liability, and customers could be reluctant to use our Internet-related services.
Pending litigation could have a material impact on our operating results and financial condition.
     Beginning in early September 2004, several purported shareholder class action lawsuits were filed in the U.S. District Court for the Northern District of Texas against us and certain of our current and former officers and directors. The purported class action lawsuits seek unspecified monetary damages on behalf of purchasers of ZixCorp’s common stock between October 30, 2003 and May 4, 2004. The purported shareholder class action lawsuits allege that the defendants made materially false and misleading statements and/or omissions in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), during this time period.
     Also, three purported shareholder derivative lawsuits have been filed against us and certain of our current and former officers and directors. The shareholder derivative lawsuits relate to the allegedly materially false and misleading statements and/or omissions that are the subject of the purported shareholder class action lawsuits. The derivative lawsuits name ZixCorp as a nominal defendant and as actual defendants the individuals named in the purported shareholder class action lawsuits mentioned above, as well as ZixCorp’s outside directors. The suits seek to require ZixCorp to initiate legal action for unspecified damages against the individual defendants named in the purported shareholder class action lawsuits. The suits also allege breaches of fiduciary duty, abuse of control, insider selling and misappropriation of information and seek contribution and indemnification against the individual defendants.
     These lawsuits may require significant management time and attention and could result in significant legal expenses. While we believe these lawsuits are without merit and intend to defend them vigorously, since these legal proceedings are in the preliminary stages we are unable to predict the scope or outcome of these matters and quantify their eventual impact, if any, on our company. An unfavorable outcome could have a material adverse effect on our business, operating results, cash flow, and financial condition. We maintain insurance that may limit our financial exposure for defense costs and liability for an unfavorable outcome, should we not prevail, for claims covered by the insurance coverage.
We may have to defend our rights in intellectual property that we use in our services, which could be disruptive and expensive to our business.
     We may have to defend our intellectual property rights or defend against claims that we are infringing the rights of others. Intellectual property litigation and controversies are disruptive and expensive. Infringement claims could require us to develop non-infringing services or enter into royalty or licensing arrangements. Royalty or licensing arrangements, if required, may not be obtainable on terms acceptable to us. Our business could be significantly harmed if we are not able to develop or license the necessary technology. Furthermore, it is possible that others may independently develop substantially equivalent intellectual property, thus enabling them to effectively compete against us.
Defects or errors in our services could harm our business.
     We subject our Zix-branded solutions and services to quality assurance testing prior to release. There is no assurance that the quality and assurance testing previously conducted by the businesses we acquired on their current solutions and services conform to our standards for quality assurance testing. Regardless of the level of quality assurance testing, any of our solutions could contain undetected defects or errors. In particular, our PocketScript system is used to dispense prescription drugs. Defects or errors in our PocketScript system could result in inaccurate prescriptions being generated, which could result in injury or death to patients. Thus, undetected defects or errors could result in loss of or delay in revenues, failure to achieve market acceptance, diversion of development resources, injury to our reputation, litigation claims, increased insurance costs, or increased service and warranty costs. Any one of these could prevent us from implementing our business model and achieving the revenues we need to operate profitably.
Public key cryptography technology is subject to risks.
     Our Zix-branded solutions and services and the PocketScript e-prescribing service employ, and future solutions and services may employ, public key cryptography technology. With public key cryptography technology, a public key and a private key are used to encrypt and decrypt messages. The security afforded by this technology depends, in large measure, on the integrity of the private key, which is dependent, in part, on the application of certain mathematical principles. The integrity of the private key is predicated on the assumption that it is difficult to mathematically derive the private key from the related public key. Should methods be developed that make it easier to derive the private key, the security of encryption services using public key cryptography technology would be reduced or eliminated and such services could become unmarketable. This could require us to make significant changes to our services, which could damage our reputation and otherwise hurt our business. Moreover, there have been public reports of the successful decryption of certain encrypted messages. This or related publicity could adversely affect public perception of the security afforded by public key cryptography technology, which could harm our business.
We depend on key personnel.
     We depend on the performance of our senior management team — including our CEO, President and COO Richard D. Spurr, and our Vice President of Finance and Administration, CFO and Treasurer Bradley C. Almond, and their direct reports and other key employees, particularly highly skilled technical personnel. Our success depends on our ability to attract, retain and motivate these individuals. There are no binding agreements with any of our employees that prevent them from leaving our company at any time. There is competition for these personnel. In addition, we do not maintain key person life insurance on any of our personnel. The loss of the services of any of our key employees or our failure to attract, retain and motivate key employees could harm our business.
We could be affected by government regulation.
     Exports of software solutions and services using encryption technology, such as our Zix-branded solutions and services, are generally restricted by the U.S. government. Although we have obtained U.S. government approval to export our solutions and services to almost all countries, the list of countries to which our solutions and services cannot be exported could be revised in the future. Furthermore, some countries impose restrictions on the use of encryption solutions and services, such as ours. Failure to obtain the required governmental approvals would preclude the sale or use of our solutions and services in international markets.
     Furthermore, boards of pharmacy in the various states in which our PocketScript business operates regulate the process by which physicians write prescriptions. While regulations in the states in which these businesses currently operate generally permit the electronic writing of prescriptions, such regulations could be revised in the future. Moreover, regulations in states in which these businesses do not currently operate may not be as favorable and may impede our ability to develop business in these states.
     The federal government has proposed regulations to create an exception to the prohibition on physicians’ referrals to health care entities with which they have financial relationships for certain electronic prescribing arrangements, to be codified at 42 C.F.R. § 411.357(v), and an exception to the related federal health care anti-kickback rules for certain electronic prescribing arrangements, to be codified at 42 C.F.R. § 1001.952(x). The purpose of the proposed regulations is to encourage physicians to use electronic prescribing systems to create and deliver prescriptions to the pharmacy. The proposed regulations seek to accomplish this purpose by creating certain safe harbors that are intended to encourage health care entities, such as health insurance companies and hospitals, to provide financial incentives to physicians to use electronic prescribing systems. There is no assurance that the final regulations will actually encourage the use of electronic prescribing systems. Furthermore, the final regulations could provide other participants in the market a competitive advantage or could have currently unforeseen consequences that harm our business.
     Also, future state or federal regulation could mandate standards for the electronic writing of prescriptions or for the secure electronic transmittal of personal health information through the Internet that our technology and systems do not comply with, which would require us to modify our technology and systems. The costs of compliance could be substantial.
Our stock price may be volatile.
     The market price of our common stock has fluctuated significantly in the past and is likely to fluctuate in the future. Our stock price may decrease as a result of the dilutive effect caused by the additional number of shares that may become available in the market due to the issuances of our common stock in connection with the capital funding and acquisition transactions we completed over the last year. As of December 15, 2005, there was a short position in our common stock of 4,960,163 shares.
One investor owns a large percentage of our outstanding stock and could significantly influence the outcome of actions.
     George W. Haywood and an IRA for the benefit of Mr. Haywood beneficially own approximately 11.1% of our outstanding common stock, including the shares of Common Stock to be sold hereunder (measured as of December 31, 2005). Therefore, Mr. Haywood could exert substantial influence over all matters requiring approval by our shareholders, including the election of directors. Mr. Haywood’s interests may not be aligned with the interests of our other shareholders. This concentration of ownership and voting power may discourage or prevent someone from acquiring our business.

We have a certain amount of debt and may be unable to service or refinance this debt or servicing this debt may restrict cash available for our business operations or complying with the covenants of the debt could restrict certain desired business actions.
     As of September 30, 2005, our total outstanding indebtedness, including capital leases, required us to make payments totaling $21.1 million payable over the next three years, excluding interest. Subsequently, we redeemed $5.85 million principal amount of our outstanding convertible notes using shares of our common stock and repaid approximately $6.95 million principal amount of our outstanding convertible notes in cash, of which $4.85 million was paid from a restricted cash collateral account for the benefit of the noteholders. Accordingly as of December 31, 2005, our total outstanding indebtedness, including capital leases, requires us to make payments totaling $8.1 million payable over the next two years, excluding interest. This level of debt could have negative consequences. For example, it could:
•	result in our inability to comply with the financial and other restrictive covenants in our outstanding convertible notes, which, among other things, require us to maintain specified cash levels and limit our ability to incur debt and sell assets, which could in turn result in an event of default that, if not cured or waived, could have a material adverse effect on our operations;

•	require us to dedicate a substantial portion of our cash flow from operations to make scheduled principal payments on our debt or to meet required cash reserves, thereby reducing the availability of our cash flow for working capital, capital investments and other business activities;

•	increase our vulnerability to adverse industry and general economic conditions;

•	limit our ability to obtain additional financing to fund future working capital, capital investments and other business activities;

•	limit our ability to refinance our indebtedness on terms that are commercially reasonable or at all; and

•	limit our flexibility to plan for, and react to, changes in our business and our industry.
We have a significant amount of convertible securities and related warrants outstanding, have recently issued a significant amount of warrants in a private placement, and may issue additional equity securities in the future. Conversion or redemption of our outstanding convertible notes into our common stock, exercise of the outstanding warrants, and future issuances or conversion of other securities will dilute the ownership interests of existing shareholders.
     The outstanding balance of our convertible promissory notes was $5.0 million at December 31, 2005. Per the terms of the Company’s convertible notes the full amount outstanding may be converted by the holders at a conversion price of $5.38 per share. If fully converted at this price, we would be obligated to issue an additional 929,368 shares of our common stock. We have also issued warrants covering 1,910,834 shares of our common stock to the current and former holders of the convertible notes and additional warrants to purchase 166,667 shares of common stock were issued to the broker of the transaction. Including these warrants, we have outstanding warrants and options, including options held by Company employees, covering approximately 15.2 million shares of our common stock with exercise prices ranging from $1.44 to $57.60.
     The issuances of shares of common stock in respect of the convertible notes and the warrants and options would result in a substantial voting dilution of our current shareholders. Any sales in the public market of the common stock issuable upon such conversion or redemption of the notes or exercise of the warrants and options could adversely affect prevailing market prices of our common stock.
     In the future, we may determine to seek additional capital funding or to acquire additional businesses, which could involve the issuance of one or more types of equity securities, including convertible debt, common and convertible preferred stock, and warrants to acquire common or preferred stock. Such equity securities could be issued at or below the then-prevailing market price of our common stock. In addition, we incent our employees and attract new employees by issuing shares of our common stock and options to purchase shares of our common stock. The interest of our existing shareholders may be diluted by any equity securities issued in capital funding financings or business acquisitions and would be diluted by any such future share issuances and stock option grants to employees.

     Finally, as a result of the anti-dilution provisions of the warrants described above, we may in the future be obligated to register additional shares of common stock issuable to the warrantholders.
We may have liability for indemnification claims arising from the sale of our Web InspectorR, Message InspectorR, and Dr. ChartR product lines.
     We disposed of our Web Inspector and Message Inspector product lines in March 2005 and our Dr. Chart product line in September 2005. In selling those products, we agreed to provide customary indemnification to the purchasers of those businesses for breaches of representations and warranties, covenants, and other specified matters. Indemnification claims could be asserted against us with respect to these matters.
     We may encounter other unanticipated risks and uncertainties in the markets we serve or in developing new services, and we cannot assure that we will be successful in responding to any unanticipated risks or uncertainties.
     There are no assurances that we will be successful or that we will not encounter other, and even unanticipated, risks. We discuss other operating, financial or legal risks or uncertainties in our periodic filings with the SEC. We are, of course, also subject to general economic risks.
NOTE ON FORWARD-LOOKING STATEMENTS AND RISK FACTORS
     This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Act”) and Section 21E of the Exchange Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws, including: any projections of future business, market share, earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing. Forward-looking statements may include the words “may,” “will,” “predict,” “plan,” “should,” “goal,” “estimate,” “intend,” “continue,” “believe,” “expect,” “anticipate” and other similar words. Such forward-looking statements may be contained in the “Risk Factors” section above, among other places.
     Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties, such as those disclosed in this document. We do not intend, and undertake no obligation, to update any forward-looking statement.
DOCUMENTS INCORPORATED BY REFERENCE
     We furnish our shareholders with annual reports containing audited financial statements and other appropriate reports. We also file annual, quarterly and special reports, proxy statements and other information with the SEC. Instead of repeating information that we have already filed with the SEC, we are allowed to “incorporate by reference” in this prospectus information contained in those documents we have filed with the SEC. These documents are considered to be part of this prospectus.
     We incorporate by reference in this prospectus the documents listed below:
•	our Annual Report on Form 10-K for our fiscal year ended December 31, 2004, filed March 30, 2005;

•	our Current Reports on Form 8-K dated February 10, 2005 (reported under Item 5.02), March 17, 2005, March 29, 2005, April 14, 2005, June 9, 2005, July 26, 2005, August 4, 2005, August 9, 2005 (as amended by Form 8-K/A filed on August 10, 2005 and Form 8K/A filed on October 21,

2005), September 27, 2005, October 5, 2005, October 25, 2005, November 4, 2005, November 23, 2005, December 12, 2005, and January 4, 2006;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed May 10, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed August 9, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed November 9, 2005; and

•	the description of our common stock contained in our Registration Statement on Form 8-A, dated September 25, 1989, including any amendment or report filed for the purpose of updating such description.
     Any documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the selling shareholders selling all of the shares of common stock offered by this prospectus, will also be considered to be part of this prospectus and will automatically update and supersede the information contained in this prospectus. Further, all filings we make under the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus.
     At your request, we will provide you, without charge, a copy of any of the documents we have incorporated by reference into this prospectus but not delivered with the prospectus (other than exhibits to such documents, unless those exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). If you want more information, write or call:
Bradley C. Almond
Vice President and Chief Financial Officer
Zix Corporation
2711 North Haskell Avenue, Suite 2200, LB 36
Dallas, Texas 75204-2960
Telephone: (214) 370-2000
WHERE YOU CAN FIND MORE INFORMATION
     We are delivering this prospectus to you in accordance with the U.S. securities laws. We have filed a registration statement with the SEC to register the common stock that the selling shareholders are offering to you. This prospectus is part of that registration statement. As allowed by the SEC’s rules, this prospectus does not contain all of the information that is included in the registration statement.
     You may obtain a copy of the registration statement, or a copy of any other filing we have made with the SEC, directly from the SEC. You may either:
•	read and copy any materials we have filed with the SEC at the SEC’s Public Reference Room maintained at 100 F Street, N.E., Washington, D.C. 20549; or

•	visit the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC.
     You may obtain more information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

SELLING SHAREHOLDERS
     On December 9, 2005, the selling shareholders named herein purchased 1,340,000 shares of our common stock from Amulet, another of the Company’s shareholders, in transactions exempt from the registration requirements of the Securities Act of 1933, as amended. In the same transaction, Amulet assigned its registration rights to the selling shareholders with respect to such shares. In an agreement entered into between Amulet and the Company on December 8, 2005, the Company confirmed the right of the selling shareholders to require the Company to file a registration statement with the SEC to register the resale of the purchased shares. This Prospectus covers such resale.
     Amulet received the shares from the Company on December 9, 2005 in connection with the Company’s redemption of a portion of its convertible notes due 2005-2008 issued by the Company to Amulet pursuant to a private placement in November 2004. For more information regarding the redemption transaction, see our Current Report on Form 8-K filed with the SEC on December 12, 2005.
     The table below lists in the first column the selling shareholders and other information regarding their ownership of our common stock. The second and third columns list the number and percent of shares of common stock beneficially held by each selling shareholder as of December 31, 2005. The fourth column shows the total number of shares of our common stock that we have agreed to register with the SEC under the registration statement of which this prospectus forms a part. The fifth and sixth columns show the number and percent of shares of common stock to be beneficially held by each selling shareholder after the offering of shares under this prospectus (assuming the sale of all of the shares offered by the selling shareholders pursuant to this prospectus).
     The selling shareholders may sell all, some or none of their shares in this offering. We do not know how long the selling shareholders will hold the shares before selling them or how many shares they will sell, and we currently have no agreements, arrangements or understandings with the security holders regarding the sale of any of the shares held by them.

	OWNERSHIP PRIOR TO OFFERING			OWNERSHIP AFTER OFFERING
NAME OF	NUMBER OF		SHARES TO	NUMBER OF	PERCENTAGE
OWNER	SHARES	PERCENTAGE	BE SOLD	SHARES	(6)
Heartland Value Plus Fund (1)	1,933,500	3.9%	937,500	996,000	2.0%

George W. Haywood (2)	5,550,203	11.1%	250,000	5,300,203	10.6%

David M. Westrum	30,504	*	30,504	0	*

Alice Ann Corporation (3)	30,504	*	30,504	0	*

Bradley A. Erickson (4)	30,504	*	30,504	0	*

Daniel L. Lastavich (5)	30,504	*	30,504	0	*

James B. Wallace	30,504	*	30,504	0	*

*	Less than 1%.

(1)	Includes 198,000 shares that the selling shareholder has the right to acquire pursuant to outstanding warrants that become exercisable on February 9, 2006. The registrant has been advised that Heartland Advisors, Inc. (“Heartland Advisors”), as the investment advisor to Heartland Value Plus Fund, may be deemed to exercise voting and dispositive power with respect to the shares held by the selling shareholder. Portfolio Managers employed by Heartland Advisors have primary responsibility for managing the investments in the Value Plus Fund. Those Portfolio Managers are subject to change at the discretion of the management of Heartland Advisors, and the Portfolio Managers manage the investments under the ultimate direction of the Board of Directors of Heartland Group, Inc. Additional information on Heartland Advisors, the Portfolio Managers, and Heartland Group, Inc. can be found in the SEC filings made by Heartland Group, Inc. (File No. 811-4982).

(2)	Includes (i) 41,500 shares that are owned by family members of Mr. Haywood, (ii) 115,000 shares owned by the estate of a family member for which Mr. Haywood is executor and has voting power, (iii) 199,556 shares currently issuable to him upon exercise of certain warrants, and (iv) 264,000 shares issuable to him under warrants that become exercisable on February 9, 2006.

(3)	The registrant has been advised that each of Eric Nitardy and JoAnn Dvorak holds voting and dispositive power with respect to the shares held by the selling shareholder.

(4)	The registrant has been advised that Mr. Erickson is currently affiliated with Piper Jaffray & Co., a broker-dealer registered pursuant to Section 15(b) of the Exchange Act and a member of the NASD.

(5)	The registrant has been advised that Mr. Lastavich is currently affiliated with Piper Jaffray & Co., a broker-dealer registered pursuant to Section 15(b) of the Exchange Act and a member of the NASD.

(6)	Percentages are based on the total number of shares of our common stock outstanding on December 31, 2005, which was 49,605,380. Shares of our common stock that were not outstanding but could be acquired upon exercise of an option or other convertible security within 60 days of December 31, 2005 are deemed outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by a particular person. However, such shares are not deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by any other person.
PLAN OF DISTRIBUTION
     We are registering the shares of common stock to permit the resale of the shares of common stock by the selling shareholders. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.
     The selling shareholders may sell all or a portion of the common stock beneficially owned by them and offered hereby from time-to-time directly or through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in by any one or more of the following methods:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling shareholder to sell a specified number of shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	one or more underwritten offerings on a firm commitment or best efforts basis;

•	any other method permitted pursuant to applicable law; or

•	a combination of any such methods of sale.
     The selling shareholders may also sell shares under Rule 144 under the Act, if available, rather than under this prospectus.
     Broker-dealers engaged by a selling shareholder may arrange for other broker-dealer to participate in sales. If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, brokers-dealers or agents may receive commissions to facilitate the transactions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. Subject to compliance with applicable law, the selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions, provided that the short sale is made after the registration statement is declared effective and a copy of this prospectus is delivered in connection with the short sale.
     The selling shareholders may pledge or grant a security interest in some or all of the shares of common stock owned by such selling shareholders, and, if such selling shareholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time-to-time pursuant to this prospectus. The selling shareholders may also transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     The selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.
     Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     There can be no assurance that the selling shareholders will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.
     The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.
     We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling shareholders will pay all underwriting discounts and selling commissions, if any. In connection with sales made pursuant to this prospectus, we will indemnify the selling shareholders against liabilities, including some liabilities under the Act, in accordance with the registration rights agreement, or the selling shareholders will be entitled to contribution. We will be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling shareholders for use in this prospectus, in accordance with the related registration rights agreement, or we will be entitled to contribution.
     Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.
REGISTRATION REQUIREMENTS
     In connection with the purchase by the selling shareholders of the shares to be sold hereunder from Amulet, the selling shareholders were assigned registration rights requiring us to prepare and file a registration statement covering the resale of such shares. Amulet received such registration rights from us pursuant to a registration rights agreement originally entered into with us in November 2004.
USE OF PROCEEDS
     We will not receive any of the proceeds from the sale of the common stock by the selling shareholders; rather, the selling shareholders will receive those proceeds directly.
LEGAL MATTERS
     The validity of the stock offered hereby will be passed upon for us by Ronald A. Woessner, our Senior Vice President, General Counsel and Secretary.
EXPERTS
     The financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
     The consolidated financial statements for our fiscal years ended December 31, 2003 and 2002 appearing in the Annual Report on Form 10-K referred to above under the heading “Documents Incorporated by Reference” have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.